September 14, 2017

Kathy Churko
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549

Re:	Flaherty & Crumrine Preferred Income Fund Incorporated (PFD)
(SEC File No. 811-06179)
Flaherty & Crumrine Preferred Income Opportunity Fund Incorporated (PFO)
(SEC File No. 811-06495)
Flaherty & Crumrine Preferred Securities Income Fund Incorporated (FFC)
(SEC File No. 811-21129)
Flaherty & Crumrine Total Return Fund Incorporated (FLC)
(SEC File No. 811-21380)
Flaherty & Crumrine Dynamic Preferred and Income Fund Incorporated (DFP)
(SEC File No. 811-22762)
(together, the “Funds”)

Dear Ms. Churko:

This is in response to your oral comments to Eric Chadwick in a telephone conference on August 24, 2017 regarding the examinations of the public filings of the Funds, in particular the annual reports filed on Form N-CSR for the year ended November 30, 2016. As requested, we have restated your comment in italics.

In connection with the Commission Staff’s review of the Funds’ filings, each Fund acknowledges that, with respect to filings made by the Fund with the Commission and reviewed by the Staff:

(a)	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Flaherty & Crumrine Funds
301 E. Colorado Blvd., Suite 720
Pasadena, California 91101
(626) 795-7300
www.preferredincome.com

Kathy Churko
U.S. Securities and Exchange Commission
September 14, 2017

Annual Report. Please explain the use of indices in the report. In particular, why are the Bloomberg Barclays and the S&P 500 indices used in the shareholder letter and compared to Fund NAV returns and the BofA Merrill Lynch preferred securities index is used in the discussion topics to compare portfolio returns?

Response:

As we discussed in our initial comments, please note that the Funds use market indices throughout the annual report in different manners.

In the shareholder letter portion of the report, the Funds document trailing net asset value performance, which includes the impact of expenses and the Funds’ use of leverage. As noted in the letter, the table also details the performance of the Bloomberg Barclays U.S. Aggregate and S&P 500 indices. These indices are proxies for the broader bond and stock markets and are cited to provide context for returns on broad asset categories – and are not benchmarks for Fund performance.

Later in the “Discussion Topics” section of the report, each Fund provides a breakdown of the components of the major elements of its NAV return. That breakdown details the return from the Fund’s interest rate hedging strategy (when it’s in use), the impact of leverage (net of its expense), the impact of other expenses and the total return on the unleveraged portfolio. To provide context for the latter return, the Fund cites the performance of a BofA Merrill Lynch preferred securities index as a benchmark to compare the performance of the Fund’s underlying portfolio.

DFP Only: The Fund’s initial prospectus designated its intent to be non-diversified. However, currently, it appears to be diversified as of year-end 2016 and diversified looking back several periods. The staff of the SEC takes the position that a non-diversified fund that operates as a diversified fund for more than 3 years is a de facto diversified fund. Once the fund has reached this position, they need a shareholder vote to operate again as non-diversified. Please confirm:

●whether the Fund ever operated as non-diversified or has operated as non-diversified during the past 3 years; and

●if the Fund has not been non-diversified, that the Fund is de facto diversified and that it will pursue shareholder approval in the future to operate as non-diversified.

Response:

DFP has never operated as non-diversified. We will add appropriate disclosure that DFP is in fact diversified when we next file a periodic report for DFP. We also acknowledge that the Fund will seek shareholder approval in the future if it determines to operate as non-diversified.

Kathy Churko
U.S. Securities and Exchange Commission
September 14, 2017

* * * * *

Kathy Churko
U.S. Securities and Exchange Commission
September 14, 2017

We hope that the staff finds the foregoing response adequately addresses its comments. If you would like to discuss the matter addressed in this letter, or if you have any additional comments or questions, please feel free to contact Eric Chadwick or Chad Conwell of this office at 626-795-7300.

Sincerely,

/s/ R. Eric Chadwick

R. Eric Chadwick
Chief Executive Officer

cc:       Directors of the Flaherty & Crumrine Funds